1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2008
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  ✓      Form 40-F
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes           No  ✓
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC Reports Fourth Quarter EPS of NT$1.31
Hsin-Chu, Taiwan, R.O.C., January 31, 2008 — TSMC today announced consolidated revenue of NT$93.9 billion, net income of NT$34.48 billion, and diluted earnings per share of NT$1.31 (US$0.20 per ADS unit) for the fourth quarter ended December 31, 2007.
Year-over-year, fourth quarter revenue increased 25.2% while net income and diluted EPS increased 23.5% and 24.3%, respectively. On a sequential basis, fourth quarter results represent a 5.5% increase in revenue, an increase of 13.5% in net income, and an increase of 14.3% in diluted EPS. All figures were prepared in accordance with R.O.C. GAAP on a consolidated basis.
Stronger than expected demand of TSMC’s wafers across all major product segments (communication, computer, and consumer) led to the fourth quarter results approaching or exceeding the high end of the guidance. Advanced process technologies (0.13-micron and below) accounted for 59% of wafer revenues with 90-nanometer process technology accounting for 29% and 65-nanometer reaching 10% of total wafer sales. Gross margin was 47.8%, operating margin was 39.2%, and net margin was 36.7%.
“Fourth quarter set another record for our business in terms of revenues and wafer shipment, while our margins improved sequentially “ said Lora Ho, VP and Chief Financial Officer of TSMC. “Although the global economy is facing a large degree of uncertainty, we expect our first quarter to follow a normal seasonal pattern and our results will track with normal seasonality,” said Ho. “Based on our current business outlook, and the implementation of a new ROC accounting rule which requires the expensing of employee profit sharing, management’s expectations for first quarter 2008 performance are as follows”:
•	Revenue is expected to be between NT$87 billion and NT$89 billion;

•	Gross profit margin is expected to be between 42% and 44%;

•	Operating profit margin is expected to be between 32% and 34%.
Ho said management also expects that 2008 capital expenditure will be around US$1.8 billion.
# # #

TSMC’s 2007 fourth quarter consolidated results :
(Unit: NT$ million, except for EPS)

	4Q07		4Q06		YoY	3Q07		QoQ
	Amount*		Amount		Inc. (Dec.) %	Amount		Inc. (Dec.) %
Net sales	93,860		74,963		25.2	88,955		5.5
Gross profit	44,836		34,453		30.1	40,724		10.1
Income from operations	36,758		27,407		34.1	32,353		13.6
Income before tax	39,332		29,508		33.3	34,218		14.9
Net income	34,485		27,912		23.5	30,370		13.5
EPS(NT$)	1.31	**	1.06	***	24.3	1.15	****	14.3

* 2007 fourth quarter figures have not been approved by Board of Directors
** Based on 26,243 million weighted average outstanding shares
*** Based on 26,410 million weighted average outstanding shares
**** Based on 26,401 million weighted average outstanding shares
TSMC’s 2007 consolidated results :
(Unit: NT$ million, except for EPS)

	2007		2006		YoY
	Amount*		Amount		Inc. (Dec.) %
Net sales	322,630		317,407		1.6
Gross profit	142,350		155,810		(8.6)
Income from operations	111,722		127,265		(12.2)
Income before tax	121,642		133,362		(8.8)
Net income	109,177		127,010		(14.0)
EPS(NT$)	4.14	**	4.81	***	(13.9)

* 2007 figures have not been approved by Board of Directors
** Based on 26,368 million weighted average outstanding shares
*** Based on 26,399 million weighted average outstanding shares

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:
Ms. Lora Ho	Mr. J.H. Tzeng	Mr. Richard C.Y. Chung
Vice President and CFO	Deputy Director, PR Department, TSMC	Technical Manager, TSMC
Tel: 886-3-566-4602	Tel: 886-3-505-5028	Tel: 886-3-505-5038
	Mobile: 886-928-882607	Mobile: 886-911-258751
	Fax: 886-3-567-0121	Fax: 886-3-567-0121
	E-Mail: jhtzeng@tsmc.com	E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 31, 2008	By:	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer